Vasiliou & Company, Inc.
Year ended December 31, 2015

STATEMENT OF OPERATIONS

Revenues	
	-
Expenses	
Professional fees	26,255
Legal Fees	3,390
Outside Consultants	36,461
Communications and data	3,926
Other expense	2,734
	72,766
Net Loss	
	$(72,766)

See accompanying notes to financial statements